HBOS plc

02 APR -9 AM 9:1

3rd April 2002

Halifax Group

The Mound
EDINBURGH
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/3240 and 82/5003

02028339

Exemption

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

SUPPL

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 5th March to 28th March 2002.

Announcements made to the London Stock Exchange:-

11.3.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Innogy Holdings PLC sold 13,900 shares
12.3.02	Dealings by Substantial Shareholders. Domestic & General plc. Total Holding following transaction 2,142.657
13.3.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Innogy Holdings sold 2,174 shares
13.3.02	Notification that 2,405 shares were released from the Scheme by HBOS plc Employee Trust Limited on 12th March 2002
14.3.02	Parity Group's Training Division has been awarded a new contract by HBOS plc for the provision of a fully outsourced training service.
14.3.02	Application to UK Listing Authority & the London Stock Exchange for a block listing of 273,972 Ordinary shares of 25p each under Bank of Scotland SAYE Scheme.
14.3.02	The Competition Commission Announcement re Supply of Banking Services to SMEs
15.3.02	Blocklisting period from 10th September 2001 to 9th March 2002
15.3.02	Clerical Medical Investment Management Limited advise, on behalf of HBOS Plc, that HBOS plc and its subsidiaries have a material interest in 41,140,878 ordinary shares representing 9.57% of the ordinary share capital of the company
18.3.02	Application for a block listing of 261,780 Ordinary shares of 25p each under the Bank of Scotland ESOS Scheme
19.03.02	Pursuant to the Bank of Ireland Employee Share Plan options over 203,808 Ordinary Shares of 25p each have been exercised.
19.03.02	As at 13th March 2002 Lehman Brothers International (Europe) had an interest in 115,712,650 HBOS plc Ordinary Shares of 25p each.

dlw 4/23

20.03.02	As at 15th March 2002 Lehman Brother International (Europe) had an interest in 190,838,782 HBOS plc Ordinary Shares of 25p each.
21.03.02	As at 18th March 2002 Lehman Brothers International (Europe) had an interest in 167,788,520 HBOS plc Ordinary Shares of 25p each.
21.03.02	Block Listing of 258,064 Ordinary Shares of 25p under HBOS plc Share Scheme
21.03.02	PSSOS – employee sold 62 shares at 760.63p leaving 7,721,454 units in the Scheme
22.03.02	As at 19th March 2002 Lehman Brother International (Europe) had an interest in 113,187,520 HBOS plc Ordinary Shares of 25p each
22.03.02	Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme sold 62 ordinary shares on 21st March 2002. Total holding following this notification is 7,721,454 ordinary shares of 25p each
25.03.02	Block listing of 262,123 Ordinary Shares of 25 p each under the Bank of Scotland SAYE Scheme
25.03.02	As at 20th March 2002 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares
26.03.02	Block listing of 260,926 Ordinary Shares of 25p each under the Bank of Scotland ESOS Scheme
27.03.02	Block listing 260,416 Ordinary Shares of 25p each under the HBOS plc Sharesave Scheme
27.03.02	Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme acquired 2,226,976. Total holding following this notification is 9,948,430.

Documents lodged at Companies House:

2 Form 88(2)'s – Return of Allotment of	1,483	Shares registered on 06.03.02
1 Form 88(2)'s – Return of Allotment of	172,500,000	Shares registered on 5/7.03.02
3 Form 88(2)'s – Return of Allotment of	95,814	Shares registered on 08.03.02
1 Form 88(2)'s – Return of Allotment of	156,391	Shares registered on 11.03.02
1 Form 88(2)'s - Return of Allotment of	682	Shares registered on 13.03.02
4 Form 88(2)'s – Return of Allotment of	24,981	Shares registered on 14.03.02
1 Form 88(2)'s – Return of Allotment of	25,509	Shares registered on 15.03.02
2 Form 88(2)'s – Return of Allotment of	67,491	Shares registered on 20.03.02
2 Form 88(2)'s – Return of Allotment of	14,531	Shares registered on 21.03.02
1 Form 88(2)'s – Return of Allotment of	44,476	Shares registered on 26.03.02
1 Form 88(2)'s – Return of Allotment of	10,161	Shares registered on 27.03.02
1 Form 88(2)'s – Return of Allotment of	4,000	Shares registered on 28.03.02

Documents Sent to Shareholders:-

Annual Review and Summary Financial Statement for year to 31.12.01
Annual Report and Accounts for year to 31.12.01
Notice of Annual General Meeting to be held 15.05.02
Notification to shareholders of the details of the HBOS plc Share Dividend plan.

/...

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	12:49 11 Mar 2002
RNS Number	7281S

RNS Number:7281S
HBOS PLC
11 March 2002

Date of Disclosure 11/03/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/03/02

Dealing in INNOGY HOLDINGS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	13,900	£2.5138

3) Resultant total of the same class owned or controlled
(and percentage of class) 15,350,644 (1.37%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	13:56 12 Mar 2002
RNS Number	8218S

RNS Number:8218S
Domestic & General Group PLC
12 March 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

DOMESTIC & GENERAL GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION UNDER SECTIONS 198-202, 208 & 209
COMPANIES ACT 1985

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE SHEET BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY 10P SHARES

10) Date of transaction

NOT SUPPLIED

11) Date company informed

8 MARCH 2002

12) Total holding following this notification

2,142,657

13) Total percentage holding of issued class following this notification

6.00%

14) Any additional information

15) Name of contact and telephone number for queries

TIM GOODMAN - 020 8879 850

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 12 MARCH 2002

Letter to Domestic & General Group plc

4th March 2002

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended. on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund -	Registered H
0274719	1,365,278	Ordinary 10p	2314	Chase Nomine
0274719	170,227	Ordinary 10p	HLBA	Morgan Nomin
0274719	151,011	Ordinary 10p	HLFO	Morgan Nomin
0274719	6,893	Ordinary 10p	HPBA	Morgan Nomin
0274719	5,435	Ordinary 10p	HPFO	Morgan Nomin
0274719	180,918	Ordinary 10p	HXLFE	Morgan Nomin
0274719	6,821	Ordinary 10p	HXPEN	Morgan Nomin
0274719	254,634	Ordinary 10p	JRA INVESTMENTS	HSBC Global
0274719	1,440	Ordinary 10p	UK TRACKER	CMI UK Track

HBOS plc's material interest is now 2,142,657 which is 6.00% of the shares in issue.

From Clerical Medical

END

Close

◂ Back / Next ▸

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	14:15 13 Mar 2002
RNS Number	9039S

RNS Number:9039S
HBOS PLC
13 March 2002

Date of Disclosure 13/03/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/02

Dealing in INNOGY HOLDINGS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
	2,174	£2.52

3) Resultant total of the same class owned or controlled
(and percentage of class) 16,086,525 (1.43%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:59 13 Mar 2002
RNS Number	9257S

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has received notification that 2,405 shares were released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee') on 12th March 2002.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,891,066 shares still held by the Trustee. They ceased to have an interest in the shares awarded by the Trustee.

END

Close

‹ Back / Next ›

RNS Full Text Announcement

Company	Parity Group PLC
TIDM	PTY
Headline	Contract Win
Released	07:01 14 Mar 2002
RNS Number	9505S

Embargoed for 07.00hrs Thursday 14 March 2002

Parity Group wins contracts worth up to £20 million over three years

Parity Group plc ("Parity"), the IT services group, announces three new contract wins with a total value of £15-20 million over a three-year period.

Parity's Business Solutions division has been awarded two new contracts. Firstly, British American Tobacco, a customer of Parity since 1996, has extended its existing agreement to purchase applications support services for a number of IT systems as well as the provision of IT consultancy services. Secondly, ICI has agreed a long-term partnership for the support and development of its global procurement portal which Parity designed and built.

Parity's Training division has been awarded a new contract by HBOS plc for the provision of a fully outsourced training service. Under the agreement Parity will provide a dedicated team of learning specialists to work on site at HBOS to manage and deliver technical and desktop applications training for up to 60,000 staff. The agreement will see Parity meeting all HBOS's IT training requirements which, to date, have been provided by a range of different suppliers.

Commenting on these contract wins, Ian Miller, Chief Executive of Parity, said:

"We are delighted with these wins which provide evidence that our new focused strategy is working well, a vital part of that strategy being the sale of larger, longer-term contracts to produce more predictable and sustainable revenues.

"In Training we are seeing increasing trends towards wholly outsourced services and our reputation and experience in this market gave us the competitive edge in what was a highly competitive selection process for the HBOS business. In Business Solutions, we are beginning to see our focus on key account management reap benefits with the new British American Tobacco contract, amongst others, and we look forward to working closely with ICI, an important new client for us."

Parity also announces today in a separate statement financial results for the Group for the year to 31 December 2001.

Ends

For further information

Ian Miller
Parity Group plc
Tel: 020 7776 0800

Giles Sanderson/Harriet Keen

Financial Dynamics
Tel: 020 7831 3113

END

Company website

Close

Next ▸

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	12:33 14 Mar 2002
RNS Number	9788S

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 273,972 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

RNS Full Text Announcement

Company	Competition Commission
TIDM	
Headline	Re: Banking Services Report
Released	12:35 14 Mar 2002
RNS Number	9756S

RNS Number:9756S
Competition Commission
14 March 2002

15/02 14 March 2002

SUPPLY OF BANKING SERVICES TO SMEs

The Chancellor of the Exchequer and Secretary of State for Trade and Industry today published the Competition Commission's monopoly report on the supply of banking services by clearing banks to small and medium sized enterprises (SMEs). The Chancellor of the Exchequer and Secretary of State for Trade and Industry, having taken the advice of the Director General of Fair Trading, have fully accepted the recommendations of the Competition Commission. This press notice is to explain briefly what the report said.

The Competition Commission made a number of adverse findings about the supply of banking services by clearing banks to SMEs. It found that a number of specific practices of the four largest clearing groups-Barclays, HSBC, Lloyds TSB and Royal Bank of Scotland Group- restrict and/or distort price competition and result in those clearing groups charging excessive prices to SMEs in England and Wales to an extent that would not be expected in a fully competitive situation. There are other adverse effects (in Scotland and Northern Ireland as well as England and Wales) on the level of choice and the level of information available to SMEs resulting from the practices of those same four clearing groups - but also from the practices of the other four main clearing groups in Scotland and Northern Ireland-National Australia Bank (the parent company of Clydesdale and Northern), Bank of Scotland, Bank of Ireland and Allied Irish Bank trading in Northern Ireland as First Trust Bank.

The Competition Commission said that its preference was to remedy the adverse effects identified by encouraging competition. It recommended a number of measures to apply to all the eight main clearing groups to increase competition and reduce barriers to entry and expansion. Primary among these are measures to ensure fast error-free switching which the Competition Commission regards as crucial to a more competitive market. In addition, the Competition Commission has recommended measures limiting bundling of services and improving information and transparency, and an examination of the scope for sharing of branches.

Measures to improve switching are likely to improve the ability of SMEs to shop around in the event of high prices or poor service, but the Competition Commission also suggested other measures for inclusion in the industry code recently published by the British Bankers' Association to alleviate some of the occasional but serious concerns of SMEs about their relationship with their banks.

Such behavioural measures will over time assist entry and the development of

competition, and help to reduce the current incidence of excessive prices, as well as addressing the adverse effects on choice and information. However, there will inevitably remain many constraints on SMEs switching supplier and on competition and entry. The Competition Commission do not believe that those measures, together with technological and other developments in the supply of the reference services, will have sufficient impact on competition within the next two to three years to ensure that the incidence of excessive prices for banking services (including interest forgone particularly on current accounts) of the four largest clearing groups in England and Wales would disappear in a reasonable period of time.

The Competition Commission believed therefore that it is necessary to give the level of prices a decisive and significant shift toward what it considered to be competitive levels. The Competition Commission looked at the overall level of excessive prices and profits in services to SMEs and found that essentially they arose from the failure of the four largest clearing groups to pay sufficient or, more usually any interest, on current accounts or sufficient interest on shorter-term, smaller deposit accounts.

The Competition Commission recommended that the four largest clearing groups be required to pay interest on SME current accounts in England and Wales at Bank of England base rate less 2.5 per cent. Over the period 1998 to 2000, this would have reduced prices to SMEs on average by £525 million a year, compared to the excessive prices identified by the Commission of £725 million a year, thereby allowing for the fact that the Commission saw some scope for improvement in competition. The four largest clearing groups should be allowed alternatively to offer SMEs accounts that are free of money transmission charges, as applies in the personal sector; or to offer SMEs a choice between the two options.

The Commission recognised the risk that the clearing banks would seek to negate the effect of paying interest on SME current accounts by increasing money transmission charges. Regulating money transmission charges would represent a substantial burden. It therefore recommended that the four largest clearing groups should publish and provide to the Director General of Fair Trading (DGFT) information on any changes in money transmission charges for SMEs. Users and user groups should also draw to the DGFT's attention any increases in charges or interest rates, or evidence of any decline in quality of service or willingness to lend.

It recommended that three years after implementation of the remedies, the DGFT should review whether further measures are needed or, on the other hand, in the light of market developments, whether any or all of the measures being implemented can be modified or discontinued.

Competition Commission findings

The Competition Commission found banking services by clearing banks to SMEs to include a number of relevant markets: for liquidity management services, which include business current accounts, overdraft facilities and short-term bank deposit accounts; for general purpose business loans to SMEs; for other types of business loans (such as asset finance) to SMEs; and for other business deposits held by SMEs. It also found that there were three separate geographical markets (in England and Wales; Scotland; and Northern Ireland) for liquidity management services and general purpose business loans, but that other markets for banking services were UK-wide. There is significant market concentration particularly in the markets for liquidity management services, 90 per cent or more of such services being supplied by four clearing groups in each geographical market. That degree of concentration has changed little over the last ten years.

The Competition Commission found the markets to be characterized by a reluctance on the part of SMEs to switch banks. The reasons for this included the perceived complexity of switching for little financial benefit; the perceived significance of maintaining relationships with a particular bank or particular relationship manager; and the ability of the existing bank to negotiate lower charges or otherwise respond if there is a threat of switching. A substantial majority of SMEs also prefer to obtain their purchases of liquidity management services and general purpose business loans from the same source, with some clearing banks requiring an SME to have a current account as a condition of a loan or a deposit. There is limited price sensitivity among SMEs, prices being regarded as less important than the quality of service provided and availability of funding when needed. The Competition Commission also noted a lack of transparency in the determination of availability and price of overdrafts and general purpose business loans.

The Competition Commission found a number of specific practices restrict and/or distort price competition. For example, there is a similarity of pricing structure between the main clearing banks, including in general no payment of interest on current accounts; a pattern of differentiation in charges by the clearing banks, with free banking generally confined to certain categories of SMEs, in particular start-ups and, to a lesser extent, switchers; and use of negotiation to reduce charges for those considering switching. The effect of such differentiation is to limit effective competition to particular categories of customer, preventing the benefit of competition diffusing through to the majority of customers. Taken together, it is the view of the Competition Commission that these factors indicate a market lacking effective competition among suppliers.

The Competition Commission also found that there were significant barriers to entry and expansion in the markets for liquidity management services and general purpose business loans. These result in part from many of the above factors, such as the unwillingness of SMEs to switch, the perceived significance of maintaining relationships and the provision of free banking to start-up businesses, as well as other factors, such as reputation, the need for a branch network, and the existing personal customer base of the main clearing groups, from which most new SME customers are drawn. The Competition Commission's attention was drawn to a number of technological developments and it expected other recent developments in the supply of the reference services to have some impact on the markets, but it did not see these developments as substantially increasing competition within an acceptable timescale.

The Competition Commission concluded that, as a result of the restriction and distortion in price competition it found, the four largest clearing groups are together charging excessive prices (including interest forgone on non-interest-bearing current accounts) and therefore making excessive profits, in England and Wales, of about £725 million a year over the last three years with adverse effects on SMEs or their customers. For the most part, it found no such excessive prices in Scotland or Northern Ireland.

The Commission's conclusion

The Commission's main findings under the Fair Trading Act were therefore that there are a number of practices, each carried out by some or all of the clearing banks (together accounting for over 25 per cent of supply of the reference services), which constitute a complex monopoly situation in that they restrict and/or distort price competition in the supply of the reference services. These include generally confining the provision of free banking services to start-ups and switchers; generally not paying interest on current accounts; giving discriminatory discounts through negotiations; and refraining from price competition in setting prices such that they more than adequately finance an efficient SME banking business.

It found the practices of the four largest clearing groups and of the other four main clearing groups in Scotland and Northern Ireland to be against the public interest by adversely affecting choice and the level of information available to SMEs. It also concluded that the practices of the four largest clearing groups are against the public interest in that they result in those clearing groups charging excessive prices to SMEs in England and Wales to an extent that would not be expected in a fully competitive situation and, in one case (NatWest, recently acquired by RBSG), have permitted an inefficient level of costs.

NOTES TO EDITORS

The Commission's detailed conclusions

The Commission's main findings under the Fair Trading Act were that there are a number of practices, each carried out by some or all of the clearing banks (together accounting for over 25 per cent of supply of the reference services), which constitute a complex monopoly situation in that they restrict and/or distort price competition in the supply of the reference services.

The practices are:

(a) Restricting price competition in relation to money transmission charges by generally confining the provision of free banking services to certain categories of SME customers, namely start-ups and some switchers from other banks; and/or using the scope for negotiation to reduce charges for those likely

RNS The company news service from the London Stock Exchange

RNS Full Text Announcement

Next ▸ Other Announcements from this Company Send to a Friend Close

Company	HBOS PLC
TIDM	HBOS
Headline	Blocklisting Interim Review
Released	09:23 15 Mar 2002
RNS Number	0315T

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

02 APR -9 AM 9:1

1. Name of company

HBOS plc

2. Name of scheme

a)Bank of Scotland SAYE scheme
b)Bank of Scotland ESOS
c)Halifax Group plc Sharesave scheme
d)Halifax Group plc IR approved share option scheme (and unapproved)

3. Period of return: From 10 September 2001 to 9 March 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a)3,309,621
b)1,511,965
c)2,950,519
d)17,968,480

5. Number of shares issued/allotted
under scheme during period

a)3,152,088
b)1,508,792
c)1,792,188
d)186,254

6. Balance under scheme not yet issued/allotted
at end of period

a)157,533
b)3,173
c)1,158,331
d)17,782,226

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a)2,338,076
b)1,511,965
c)2,950,519
d)17,968,480

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,740,776,572

Contact for queries: Address: HBOS plc, The Mound, Edinburgh EH1

Name: Gail Stivey
Telephone: 0131 243 7029

END

Close

Next ▸

Close

RNS Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Novar PLC
TIDM	NVR
Headline	Notifiable Interest in Shares
Released	15:43 15 Mar 2002
RNS Number	0679T

RNS Number:0679T
Novar PLC
15 March 2002

Pursuant to Section 198 of the Companies Act 1985 (as amended) a notification has been received on 15 March 2002 from Clerical Medical Investment Management Limited in which they advise,on behalf of HSOS plc,that HBOS plc and its subsidiaries have a material interest in 41,140,878 Ordinary shares representing 9.57% of the Ordinary share capital of the Company.

END

Close

Next ▸

RNS | The company news service from the London Stock Exchange

RNS Full Text Announcement

Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	17:24 18 Mar 2002
RNS Number	1706T

02 APR -9 AM 9:17

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 261,780 Ordinary shares of 25p each under the Bank of Scotland ESOS Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	14:06 19 Mar 2002
RNS Number	2176T

HBOS plc.

Pursuant to the Bank of Scotland Ireland Limited Employee Share Plan options over 203,808 Ordinary Shares of 25p each have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:43 19 Mar 2002
RNS Number	2387T

Notification has today been received by HBOS plc from Lehman Brothers that as at 13th March 2002 Lehman Brothers International (Europe) had an interest in 115,712,650 HBOS plc Ordinary Shares of 25p each (which represents 3.09 per cent of the current issued Ordinary Share capital).

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	17:03 20 Mar 2002
RNS Number	3159T

Notification has today been received by HBOS plc from Lehman Brothers that as at 15th March 2002 Lehman Brothers International (Europe) had an interest in 190,838,792 HBOS plc Ordinary Shares of 25p each (which represents 5.1 per cent of the current issued Ordinary Share capital).

END

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	11:21 21 Mar 2002
RNS Number	3509T

Notification has today been received by HBOS plc from Lehman Brothers that as at 18th March 2002 Lehman Brothers International (Europe) had an interest in 167,788,520 HBOS plc Ordinary Shares of 25p each (which represents 4.49 per cent of the current issued Ordinary Share capital).

END

Close

Next ▸

RNS Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:35 21 Mar 2002
RNS Number	3801T

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 258,064 Ordinary shares of 25p each under the HBOS plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Close

‹ Back / Next ›

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:23 22 Mar 2002
RNS Number	4305T

02 APR -9 AM 9:

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 62

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 760.63p

13) Date of transaction: 21st March 2002

14) Date company informed: 22nd March 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,721,454 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Close

◂ Back / Next ▸

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	11:31 22 Mar 2002
RNS Number	4311T

Notification has today been received by HBOS plc from Lehman Brothers that as at 19th March 2002 Lehman Brothers International (Europe) had an interest in 113,187,520 HBOS plc Ordinary Shares of 25p each (which represents 3.03 per cent of the current issued Ordinary Share capital).

END

Close

Next ▸

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

‹ Back Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:23 22 Mar 2002
RNS Number	4305T

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 62

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 760.63p

13) Date of transaction: 21st March 2002

14) Date company informed: 22nd March 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,721,454 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Close

‹ Back

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	12:15 25 Mar 2002
RNS Number	5178T

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 262,123 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Close

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	15:57 25 Mar 2002
RNS Number	5444T

Notification has today been received by HBOS plc from Lehman Brothers that as at 20th March 2002 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.

END

Close

‹ Back / Next ›

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	13:30 26 Mar 2002
RNS Number	6134T

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 260,926 Ordinary shares of 25p each under the Bank of Scotland ESOS Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

RNS | The company news service from the London Stock Exchange

RNS Full Text Announcement

Other Announcements from this Company Send to a Friend

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	09:59 27 Mar 2002
RNS Number	6738T

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 260,416 Ordinary shares of 25p each under the HBOS plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Close

RNS | The company news service from the London Stock Exchange

Close

RNS Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:46 27 Mar 2002
RNS Number	7058T

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares acquired were bought, in terms of the Rules of the Profit Sharing Stock Ownership Scheme, to part satisfy the elections by employees to receive shares.

7) Number of shares acquired: 2,226,976

8) Percentage of issued class: 0.06%

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 768.05p

13) Date of transaction: 26 March 2002

14) Date company informed: 27 March 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

9,948,430 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.26%

END

Close

Next ▸

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	03	2002	07	03	2002

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	172,500,000		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CAZENOVE NOMINEES LIMITED A/C PLACING	Class of shares allotted: ORDINARY	Number allotted: 172,500,000
Address: 12 TOKENHOUSE YARD LONDON		
UK postcode: EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 12/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY, HBOS plc
THE MOUND EDINBURGH EH1 1YZ
Tel 0131 243 7029.
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC 218813~~
Company Name in full	~~HBOS plc~~

02 APR -9 PM 2: 2

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	440		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	440
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Deputy Secretary **Date** 6/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,043		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.05		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	1,043
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 6/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,308	369	1,219
Nominal value of each share	£0·25	£0·25	£0·25.
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 03 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,579		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,988
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,487
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 12/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVET, HBOS PLC
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ROLLED OVER
HBOS PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual **6th March 2002**

Mr Martin Ansell 12 Moorside Yatton BRISTOL BS49 4RL	**112**
Mrs Donna Louise Bowdler 4 Foxglove Close Broughton Astley LEICESTER LE9 6YU	**1120**
Mr Antony Howarth 50 Glen Eldon Road LYTHAM ST ANNES Lancs FY8 2AX	**168**
Mrs Barbara Jaques 7 Norman Crescent Sunnyfields DONCASTER South Yorkshire DN5 8SA	**448**
Mrs Elaine Lewis 14 Falstaff Close NUNEATON Warwickshire CV11 6FB	**508**
Mrs Elaine Lewis 14 Falstaff Close NUNEATON Warwickshire CV11 6FB	**86**
Mrs Elaine Lewis 14 Falstaff Close NUNEATON Warwickshire CV11 6FB	**89**
Mrs Lesley Jean Smith 55 Vassall Road Fishponds BRISTOL BS16 2LR	**508**

Mrs Wendy Christine Sweeney
12 Oak Road
North Duffield
SELBY
North Yorkshire YO8 5TN

448

3487

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	31,613	7,372	2,863
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4·10	£5·7879	£5·37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,693		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 44,541
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 12/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY, HBOS PLC
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029.
DX number DX exchange

Blueprint OneWorld

Blueprint One World

02 APR -9 AM 9:2_

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
	08 03 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	23,966	11,538	519
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1·636	£2·1893	£4·2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,754		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 40,777
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY **Date** 12/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY, HBOS plc
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

m	Title	Full Name	NHI	Address					Price 163.6	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
298	Mr	Alexander Roy Lennon	YL851206B	68 Mount Charles Crescent	Alloway	Ayr		KA7 4PA	0	0	0	0	215	0	0	215
170	Mr	Ian Ferguson Menzies	YP425746C	29 Drylaw Crescent	Blackhall	Edinburgh		EH4 2AU	793	0	0	0	0	0	0	793
334	Mr	William Sinclair	YK152018D	'Orcadia'	3 Wellpark	Daviot	Inverurie	AB51 0NF	0	0	1,058	0	999	0	0	2,057
219	Mr	Robert George Sutherland	YL807059B	Loreburn	89 Woodfoot Road	Hamilton		ML3 8RA	1,321	0	0	0	0	0	0	1,321
211	Mr	Alexander McKenzie	YT615302C	27 Norfolk Road	Aberdeen			AB10 6JR	528	0	0	0	0	0	0	528
357	Mr	Marcus Lynd McAllister	YP730317A	718 Clarkston Road	Netherlee	Glasgow		G44 3YR	1,321	0	352	0	719	0	0	2,392
029	Miss	Vivienne Mary Whitelaw	YW751027D	21 Maxwell Avenue	Bearsden	Glasgow		G61 1NH	476	0	0	0	0	0	0	476
306	Mr	Philip William Andrews	YT945830C	1 Annfield Grove	Stirling			FK8 2BN	528	0	0	0	0	0	0	528
364	Mrs	Sandra Jean Carroll	YR697561A	31 Howe Park	New Swanston	Edinburgh		EH10 7HF	0	0	0	0	143	0	0	143
033	Mr	Joseph Aitken	YP711146A	19 Kettilstoun Crescent	Linlithgow			EH49 6PR	2,644	0	0	0	0	0	0	2,644
675	Mr	Brian Romano Ret	YT946049A	28 Park Avenue	Edinburgh			EH15 1JS	1,321	0	0	0	0	0	0	1,321
369	Miss	Frances Anne Renshaw	ZX225684D	72 Tryst Park	Hunter's Tryst	Fairmilehead	Edinburgh	EH10 7HE	1,057	0	0	0	0	0	0	1,057
472	Mrs	Patricia Ann Foreman	WA889135C	47 South Street	Duns	Berwickshire		TD11 3AA	0	0	529	0	0	0	0	529
919	Mr	Graham Alistair Horn	WK120596B	15 Ferguson Drive	Monktonhall	Mussleburgh		EH21 6XA	0	0	881	0	0	0	0	881
583	Mrs	Sharon Gwynne Howie	WA890896D	8 Lang Road	Barassie	Troon		KA10 6TW	0	0	440	0	0	0	0	440
213	Mrs	Margaret Bernadette Durnin	WE855853C	45 Rocckall Drive	Simshill	Glasgow		G44 5ES	0	0	0	0	143	0	0	143
841	Mr	Donald Norman Macleod	WA766151A	49 Main Street	Ratho	Midlothian		EH28 8RB	925	0	0	0	0	0	0	925
851	Miss	Patricia Ann McCue	WK146014C	89 Abbots Road	Grangemouth			FK3 8JD	528	0	176	0	0	0	0	704
408	Mrs	Anne Millar Mitchell	YP650304D	Plot 3	43 Woodhall Street	Chapelhall	Airdrie	ML6 8SH	0	0	0	0	325	0	0	325
357	Mrs	Bernadette Ann Stanway	WA267537B	79 A Southbourne Grove	Westcliff-On-Sea	Essex		SS0 9UN	0	0	0	0	359	0	0	359
132	Miss	Fiona Caroline Anderson	YY592683A	12 The Greenacres	Lymm	Cheshire		WA13 9NT	607	0	0	0	0	0	0	607
977	Mrs	Pauline Muriel Black	WM464323B	Hamilton House	18 Well Road	Moffat		DG10 9AS	0	0	440	0	0	0	0	440
047	Mrs	Senga Violet Dempster McNiven	ZY920356A	20 Roull Road	Edinburgh			EH12 7JS	0	0	0	0	143	0	0	143
212	Mr	Charles William Simpson	YR679554A	4 Craigleith View	Edinburgh			EH4 3JZ	0	0	1,234	0	0	0	0	1,234
811	Mr	Douglas Thomas Tully	NB192268D	31 Wester Broom Drive	Corstorphine	Edinburgh		EH12 7QS	528	0	440	0	0	0	0	968
883	Mr	Alastair McLean Cromb	YL499937D	10 Alness Grove	Dunfermline	Fife		KY12 7XH	1,321	0	970	0	0	0	0	2,291
367	Mr	Alistair Linn Webster	YT487200C	1 Muirfield Drive	Uphall	West Lothian		EH52 6BU	1,321	0	0	0	0	0	0	1,321
613	Mr	Charles Robert Wighton	NL012409A	3 Viking Crescent	Houston	Johnstone	Renfrewshire	PA6 7LQ	1,189	0	0	0	0	0	0	1,189
253	Mr	William Stirling	NB265516D	41 Priory Avenue	Petts Wood	Kent		BR5 1JE	476	0	0	0	0	0	0	476
562	Mr	Richard William Francis Burge	WK113984A	62 Douglas Road	Longniddry	East Lothian		EH32 0LJ	0	0	352	0	0	0	0	352
456	Mrs	Linda McDonald McLaughlin	NA270522C	3 Hollows Avenue	Foxbar , Paisley	Renfrewshire		PA2 0RA	0	0	264	0	0	0	0	264
033	Mr	Ewan Bruce Tocher	NP069143B	56 Wickham Way	Haywards Heath	West Sussex		RH16 1UQ	1,057	0	0	0	0	0	0	1,057
688	Ms	Ruth Fraser Macdonald	NM397423A	171 Miller Street	Inverness			IV2 3DP	0	0	352	0	0	0	0	352
528	Mr	Greig Messer	NR280324A	1 Lauriston Way	Southcraigs Meadow	Kilmarnock		KA3 6FS	528	0	0	0	0	0	0	528
296	Miss	Bridget Scott	NP882959D	Eversley Cottage	Back Road	St Margarets Hope	Orkney	KW17 2SP	0	0	264	0	0	0	0	264
982	Mrs	Moira Elizabeth Bolan	YR825995C	6 Ross Avenue	Dalgety Bay	Fife		KY11 9YN	0	0	529	0	0	0	0	529
366	Mrs	Shirley Bridget Hill	NS359204A	13 Bannoch Brae	Dunfermline			KY12 7YF	0	0	0	519	382	0	0	901
795	Mrs	Dawn Michele Brindle	NS444426C	Seafield James Street	Avoch Ross-Shire			IV9 8QB	476	0	0	0	0	0	0	476
488	Mr	Ian Baird Peebles	NR855507D	10 Yeats Close	Thorpe Astley	Braunstone	Leicester	LE3 3TY	0	0	881	0	0	0	0	881
204	Mr	Kenneth John Petrie	NS130629A	10 Pitcorthie Road	Dunfermline	Fife		KY11 8DR	793	0	0	0	0	0	0	793
360	Miss	Karen Elizabeth Simpson	NW356008C	17 Millbrae Crescent	Langside	Glasgow		G42 9UW	476	0	0	0	0	0	0	476
397	Mrs	Sheila Jane Fraser	YM522445D	51 Corstorphine Hill Gds	Edinburgh			EH12 6LB	476	0	0	0	0	0	0	476
339	Mrs	Mary Elizabeth Wilson	YP830427B	Highfield	Nursing Home Brae	Pitlochry		PH16 5HP	0	0	352	0	0	0	0	352
054	Miss	Amanda Jayne Thomson	NS875631A	Kelmont	8 East Bank	Brechin	Angus	DD9 6AT	660	0	0	0	0	0	0	660
501	Mrs	Pauline Margaret Hynd	NM206437A	143 Primrose Avenue	Rosyth	Fife		KY11 2TZ	476	0	0	0	0	0	0	476
598	Mrs	Linda Ann Calderwood	YL732494D	1 Burt Grove	Pitcorthie	Dunfermline		KY11 5DG	528	0	0	0	0	0	0	528
514	Mrs	Anne Maxwell	YM523405D	23 Roselea Drive	Milngavie	Glasgow		G62 8HE	0	0	176	0	0	0	0	176
204	Mrs	Moira Dolbear Bannerman	YR828458B	36 Meadowfield Drive	Edinburgh			EH8 7LX	476	0	352	0	215	0	0	1,043
352	Mr	Frazer Macfarlane	NX016799C	9 Alton Court	26 Copers Cope Road	Beckenham	Kent	BR3 1NG	0	0	264	0	359	0	0	623
725	Miss	Nicola Jane Scott	NZ477855D	23 Clos Saut Falluet	St Brelades	Jersey		JE3 8FH	0	0	352	0	0	0	0	352
542	Miss	Laura Ann Harvey	NZ874879D	39 Lewis Road	Welling	Kent		DA16 1SD	0	0	176	0	0	0	0	176
190	Mr	Graham David Purves	JE408006D	60/8 North Gyle Loan	Edinburgh			EH12 8LD	0	0	0	0	179	0	0	179
150	Mrs	Julia Denise Astbury	NH592800C	92 Vounog Hill	Penyffordd			CH4 0EZ	476	0	0	0	0	0	0	476
73	Miss	Linsay Jane Steel	NW768345A	30/4 Hutchison Road	Edinburgh			EH14 1PQ	0	0	0	0	71	0	0	71
98	Mr	Paul Silk	YX735788D	3 Juniper Drive	Great Sutton	South Wirral		CH66 2YW	660	0	0	0	0	0	0	660
532	Mr	Brian Peter Roberts	YX600399D	15 Burganey Court	Pulford	Chester		CH4 9ES	0	0	176	0	0	0	0	176
573	Mrs	Michelle Ann Stimpson	YM247094C	9 Calle Murillo	Residential Puerto De Vera	Vera		04620	0	0	176	0	0	0	0	176
30	Mr	Jonathan Paul Madison Higgs	NW368288A	25 Cledwen Road	Off Broughton Hall Road	Nr Chester		CH4 0TH	0	0	352	0	0	0	0	352
90	Mrs	Gillian Roberts	NS794017D	11 Criccieth Close	Llandudno			LL30 1GZ	0	0	0	0	143	0	0	143
95	Mr	Graham Evans	YA455173D	24 Neale Drive	Greasby	Wirral		CH49 1SL	0	0	0	0	359	0	0	359
									23,966	0	11,538	519	4,754	0	0	40,777

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	21		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 21
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 12/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY, HBOS plc
THE MOUND, EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	156,391		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.41		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 156,391
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 12/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY, HBOS plc
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address					Postcode	No of shares allotted	Option price (p)	
339202	Harvey Havelock Brown	YH904436A	2 Braid Mount View	Edinburgh				EH10 6JL	14,500	259.83	
									14,500	273.67	
									9,600	535.33	
									9,000	583.50	
									47,600		**47,600**
137766	Ronald James Ingram	YB986922C	6 Wayneflete Tower Ave	Esher Place	Esher			KT10 8QG	5,000	259.83	
									6,000	273.67	
									3,200	535.33	
									935	583.50	
									3,000	712.50	
									18,135		**18,135**
319309	Thomas Borthwick	YK791003C	26 Barnton Park Avenue	Edinburgh				EH4 6ES	24,000	188.50	
									36,000	201.50	
									60,000		**60,000**
443123	Gordon William Soutar	NH661232C	8 The Shieling	Rosemount Park	Cairneyhill	Dunfermline	Fife	KY12 8FH	4,500	273.67	
									960	535.33	
									1,053	574.33	
									6,513		**6,513**
116998	Ian Nethercott	YM760226B	7 Macaulay Walk	Aberdeen				AB15 8FQ	6,000	118.50	
									9,000	201.50	
									4,500	273.67	
									19,500		**19,500**
203270	Gordon McDonald Anderson	YM922362D	9 Dovedale Road	West Bridgford	Nottingham			NG2 6JB	2,198	535.33	
									2000	583.50	
									445	610.00	
									4,643		**4,643**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	682		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	682
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

02 APR -9 ...

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,382	3,051	779
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 03 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,120		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,502
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,830
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 19/3/02.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**13th March 2002**
Mrs Joanne Ross Dawson Lowlands Farm Wycoller Road Trawden COLNE Lancs BB8 8SY	**779**
Mr Colin John Pratt 4 Kirtlington Road Eastville BRISTOL BS5 6UG	**508**
Mr Christopher R Weeks 124 Corbett Road WATERLOOVILLE Hants PO7 5TL	**2543**
	3830

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	113	93	31
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: LAWRENCE McCORMICK	Class of shares allotted: ORDINARY	Number allotted: 237
Address: 55 HARVIESTOUN GROVE TILLICOULTRY CLACKMANNANSHIRE		
UK postcode: FK13 6QS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 19/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY HBOS plc
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,875	7,224	1,079
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£1.636	£2.1893	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	16,178
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

um	Title	Full name	NHI	Address				POSTCODE	Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	**Total units**
6998	Mr	Ian Nethercott	YM760226B	7 Macaulay Walk	Aberdeen			AB15 8FQ	793	0	0	0	0	0	0	**793**
5101	Mrs	Janice Burns	YP719338D	24 Allan Glen Gardens	Bishopbriggs	Glasgow		G64 3BG	0	0	440	0	0	0	0	**440**
3578	Ms	Eileen Ann Magennis	YW550253A	50 Relugas Road	Edinburgh			EH9 2LZ	0	0	352	0	0	0	0	**352**
4693	Mr	John McClymont	YZ424772D	16 Kettilstoun Crescent	Linlithgow			EH49 6PR	2,644	0	0	0	0	0	0	**2,644**
0796	Mr	Stanley Romain Gryczka	YZ913607D	13 Manse Road	Lauder	Berwickshire		TD2 6QL	476	0	0	0	0	0	0	**476**
2383	Mrs	Gillian Anderson	WM341138A	Annfield	63 Milton Road	Kirkcaldy	Fife	KY1 1TL	528	0	0	0	0	0	0	**528**
3622	Mr	Stephen James Greig	WM499911C	9 Saltcoats Gardens	Bellsquarry	Livingston		EH54 9JD	660	0	0	0	0	0	0	**660**
5145	Mr	John Kelly	WL329239A	97 Copt Heath Drive	Knowle	Solihull	West Midlands	B93 9PQ	0	0	1,764	0	0	0	0	**1,764**
5507	Mrs	Gillian Margaret McKirdy	WE890120D	8 Old Kirk Road	Edinburgh			EH12 6JX	0	0	881	0	0	0	0	**881**
1685	Miss	Carol Rugg	NA212534B	48 Bishops Avenue	Bromley	Kent		BR1 3ES	0	0	352	0	0	0	0	**352**
8763	Mr	Roderick McCowan	NB445117A	11 Hillwood Gardens	Ratho Station	Newbridge	Midlothian	EH28 8PX	793	0	0	0	0	0	0	**793**
4178	Mr	James Kerr Cruickshank	WK991052D	3 Mid Steil Glenlockhart	Edinburgh			EH10 5XB	0	0	1,322	0	0	0	0	**1,322**
1234	Mrs	June Margaret Roddie	WL254465A	24 Rosegreen Crescent	Bellshill			ML4 1NT	660	0	0	0	0	0	0	**660**
5901	Miss	Alison Elizabeth Atherton	NA165453C	1 Central Road	Crombie	Fife		KY12 8LE	0	0	440	0	0	0	0	**440**
1073	Mr	Brian Colin Donaldson	WL184557D	20 Ashburnham Loan	South Queensferry			EH30 9LE	0	0	881	0	0	0	0	**881**
5673	Miss	Fiona Taylor	NS625449B	Flat 1/1	97 James Street	Bridgeton	Glasgow	G40 1BZ	0	0	352	0	0	0	0	**352**
0058	Mr	David Eric Cowie	NB273233B	40 Buckstone Loan	Fairmilehead	Edinburgh		EH10 6UG	0	0	176	0	0	0	0	**176**
9276	Mr	Graham Thomas Smith	YL832891D	100 Woodfield Avenue	Edinburgh			EH13 0QR	1,321	0	0	0	0	0	0	**1,321**
9355	Mr	Stuart Duncan Walker	NY799214D	11 Ritchie Avenue	Cardross	Dumbarton		G82 5LL	0	0	264	0	0	0	0	**264**
3734	Mrs	Ashley Zoe Lockett Laughlin	JC978344A	7 Clos-Y-Meillian	Off Wood Lane	Hawarden		CH5 3GF	0	0	0	0	1,079	0	0	**1079**
									7,875		7,224		1,079			**16,178**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From: Day	Month	Year	To: Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	234		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·28		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 234
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY **Date** 19/8/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 03 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25,509		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.295		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 25,509
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY **Date** 19/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
118	Andrew Sutherland	NP592173A	20/1 Grandfield	Edinburgh		EH6 4TL	2,400	535.33	
							2,986	574.33	
							5,386		**5,386**
990	George Aikman Emslie White	YB308113D	36 Newmills Crescent	Balerno	Edinburgh	EH14 5SX	5,223	574.33	
							5,223		**5,223**
289	Stuart Henry Gibson	YZ679798C	31 Lockharton Avenue	Craiglockhart	Edinburgh	EH14 1AY	4,000	259.83	
							4,000	273.67	
							8,000		**8,000**
138	Ian Douglas Shanks	NM063377D	16 Brixwold Park	Bonnyrigg	Midlothian	EH19 3FF	2,500	259.83	
							2,500		**2,500**
103	David Lyall	NH067112A	2 North Park Terrace	Edinburgh		EH4 1DP	2,400	535.33	
							2,000	574.33	
							4,400		**4,400**
	12th March 2002							**Total**	**25,509**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,582		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.765		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 1,582
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 21/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	65,909		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·64		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 65,909
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY **Date** 21/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
76159	Stuart Morrison McKendrick	WE118793B	8 Ridley Drive	Timperley	Altringham		WA14 5BG	2,400	535.33	
								2,400	574.33	
								4,800		**4,800**
80709	Keith Douglas Isles	YT445169A	55 Pentland Terrace	Edinburgh			EH10 6HH	6,500	273.67	
								4,000	535.33	
								4,000	574.33	
								14,500		**14,500**
31961	Alastair Rankine Wilson	YY996640B	41 Thorndene	Elderslie	Johnstone	Renfrewshire	PA5 9DB	3,200	535.33	
								2,240	574.33	
								5,440		**5,440**
60389	Mrs Karen Patricia Banks	NH344271A	3 Cherry Orchard	Smithfield Drive	Holt	Wrexham	LL13 9AH	3,000	201.50	
								3,000		**3,000**
06398	Andrew Kean	YX870153A	3 Blackwood Road	Milngavie	Glasgow		G62 7LA	4,000	188.50	
								4,000		**4,000**
11252	George Grant Gordon	YM907820B	Yetts	92 Lanark Rd West	Currie		EH14 5LA	4,000	259.83	
								2,009	273.67	
								6,009		**6,009**
16906	Iain Renton Thomson	NM855431C	6A Gunsgreen Park	Eyemouth	Berwickshire		TD14 5LH	2,400	535.33	
								2,400		**2,400**
4061	Mrs Rachel Elizabeth Robertson	WL288293B	5 Dalhousie Crescent	Eskbank	Dalkeith	Midlothian	EH22 3DP	3,000	273.67	
								2,400	535.33	
								1,556	574.33	

								6,956		**6,956**
429341	Andrew Ian James McGlashen	WL319432B	15 Billington Gardens	Hedge End	Southampton	Hants	SO30 2AX	3,000	273.67	
								2,856	535.33	
								5,856		**5,856**
733202	Stephen William O'Brien	NA154855C	Glengyle	8 Gilmour Road	Newington	Edinburgh	EH16 5NF	4,000	535.33	
								4,000		**4,000**
96464	Jennifer Ann Alexander	WE809472B	11 Lennox Street	Edinburgh			EH4 1QB	2,500	259.83	
								4,500	273.67	
								1,948	574.33	
								8,948		**8,948**
	18th March 2002								**Total**	**65,909**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	508	2,492	3,309
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share (*including any share premium*)	£5·7879	£5·7779	£4·10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	112		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 4,299
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,122
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 21/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual **20th March 2002**

Miss Claire Foulner 21 Wood Common Grange Pelsall WALSALL WS3 3EY	**890**
Mrs Cynthia Gallanders 9 Tan House Park HALIFAX West Yorkshire HX3 8HP	**112**
Mrs Marlene Hadlow Lime Tree Cottage 63 Cambridge Road CLEVEDON Avon BS21 7BN	**1120**
	2122

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,704	2,114	1,292
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£1.636	£2.1893	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 8,110
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY **Date** 21/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ıum	Title	Full Name	NHI	Address				Postcode	Price 163.6	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
6777	Mr	Thomas Alston McNeil	YP871978A	5 BARONS HILL AVENUE	LINLITHGOW	WEST LOTHIAN		EH49 7JU	0	0	529	0	0	0	0	**529**
:3748	Mr	Gordon Hulse	YX826394B	3 HARMONY CRESCENT	BONNYRIGG	MIDLOTHIAN		EH19 3NZ	0	0	881	0	0	0	0	**881**
:5155	Miss	Margaret Beattie Irvine	YY580563B	79 HOLM PARK	INVERNESS			IV2 4UX	528	0	0	0	0	0	0	**528**
·9216	Mr	Charles Robertson Reid	YY571454D	68 BOSWELL ROAD	INVERNESS			IV2 3EW	528	0	0	0	0	0	0	**528**
)3738	Miss	Joan Mackenzie	YZ618628D	8 MACLEOD ROAD	STORNOWAY	ISLE OF LEWIS		HS1 2HJ	528	0	0	0	0	0	0	**528**
:1537	Mrs	April Nelson	WM514213A	20 POPLAR PARK	PORT SETON	EAST LOTHIAN		EH32 0TD	0	0	176	0	0	0	0	**176**
'5750	Mrs	Mhairi Grace Petrie	NM598267D	SUIL BEINNE	MULBUIE	BY MUIR OF ORD	ROSS-SHIRE	IV6 7RB	476	0	0	0	0	0	0	**476**
:7114	Mr	Gavin Stuart Parker	NP651155A	6 ROYAL RISE	TONBRIDGE	KENT		TN9 2DQ	2,644	0	0	0	0	0	0	**2,644**
:9540	Mrs	Susan Carol Addison	NP758223D	2 DOVECOT WAY	PITREAVIE	DUNFERMLINE		KY11 8SX	0	0	352	0	0	0	0	**352**
:5620	Miss	Siobhan McDade	NW406441A	FLAT 29A	DUNLOP STREET	RENFREW		PA4 8PG	0	0	0	0	143	0	0	**143**
;4736	Mr	Robert Nelson	WM483708B	20 POPLAR PARK	PORT SETON	EAST LOTHIAN		EH32 0TD	0	0	176	0	0	0	0	**176**
)3847	Mrs	Lorraine O'Neil	JC580206C	6 KENNETH ROAD	GREENACRES	MOTHERWELL		ML1 3AN	0	0	0	0	215	0	0	**215**
I6010	Mr	Paul Adrian Guy	NB202372B	7 KESWICK CLOSE	GUNTHORPE	PETERBOROUGH		PE4 7SW	0	0	0	0	575	0	0	**575**
)2969	Mr	Paul David Ross	NR253174C	4 EDGEWOOD	DEE BANKS	CHESTER		CH3 5UY	0	0	0	0	359	0	0	**359**
																8,110
									4,704	0	2,114	0	1,292	0	0	8,110

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	44,476		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·68		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 44,476
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY **Date** 26/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVET
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
598933	Alison Frances Darby	WE106775C	8 Dundas Street	Bo'ness			EH51 0DG	2,400	535.33	
								586	574.33	
								2,986		**2,986**
902387	Colin Keith Wrigley	WE867781A	72 Guildford Road	Horsham	West Sussex		RH12 1LY	2,400	535.33	
								2,750	574.33	
								5,150		**5,150**
673986	Karina Trudy McTeague	WM394893C	19 March Road	Edinburgh			EH4 3TA	2,500	259.83	
								4,500	273.67	
								2,090	535.33	
								9,090		**9,090**
615054	John Laidlaw Rowan	NH912817D	The Old Smiddy	Drem	North Berwick		EH39 5AP	3,000	201.50	
								6,000	273.67	
								9,000		**9,000**
902782	Derek Michael Williams	YX223774C	6 Foxglove Way	Little Neston	South Wirral		CH64 0XQ	2,750	574.33	
								2,750		**2,750**
531774	Susan McAlpine Marr	NB334819A	2 Beechwood House	Beechwood Gardens	Stirling		FK8 2AX	2,500	259.83	
								3,000	273.67	
								5,500		**5,500**
396656	James Frederick Keir	WL319441A	26 Spinnaker Way	St David's Quay	Dalgety Bay	Fife	KY11 9GU	2,000	574.33	
								2,000		**2,000**
377600	Brian Robert Allan	WK991039D	16 Armour Mews	The Inches	Larbert		FK5 4FF	3,000	201.50	
								3,000		**3,000**
493430	Craig Thomas Vandepeear	NP010201D	46 Almondbank Terrace	Edinburgh			EH11 1SR	2,000	574.33	
								2,000		**2,000**
316776	Ian Alexander Souza	YX828326A	69 Craigmount View	Edinburgh			EH12 8XQ	3,000		
								3,000		**3,000**
									Total	**44,476**

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,261	6,900	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.69	£7.765	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,261
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,900
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 27/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 03 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,539	1,804	578
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779	£5·7879	£5·37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 03 2002	

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	79		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,103
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,897
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 28/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual **27th March 2002**

Mr Keith Craig 57 Priorwood Road Newton Mearns GLASGOW G77 6ZZ	**1100**
Mrs Wendy McAllister Norova 49 Newgate Lane Peel Common FAREHAM Hants PO14 1BQ	**289**
Mrs Wendy McAllister Norova 49 Newgate Lane Peel Common FAREHAM Hants PO14 1BQ	**508**
	1897